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Exhibit 99.8


Barry N. Hunt
SUSAN B. HUNT
902 BOB-EL DRIVE
WESTMINSTER, MD 21157

March 1, 2001

David Gable
Carnegie International Corporation
11350 McCormick Road
Executive Plaza 3
Suite 1001
Hunt Valley, MD 21031

Dear David.

I write to resign from the Board of Directors of the Carnegie international Corporation ("Carnegie") effective immediately. I take this action because of what I perceive as narrowing options presented to me by Carnegie. Of the options presented, all result in the interest of the company diverging front my personal interest in the near future.

As you know, I maintain that the buy-back agreement executed an part of Carnegie's acquisition of the Harbor City Corporation (`Harbor City") entitles me to unwind the transaction. You rejected the notice informing Carnegie of my intent to implement that right. Accordingly, I am now left to either abandon that important right or sue to enforce it.

You recently have been exploring the sale of Harbor City to a third-party. In the hopes of giving every opportunity to that effort and to avoid litigation, I have refrained from moving forward with the litigation to enforce the buy-back. It is becoming increasingly unlikely that a third-party will be found who can complete the transaction promptly. Regardless, at some point in the discussions with a potential purchaser. I expect to be forced to approve an employment agreement. During discussion over my employment agreement, an awkward conflict may emerge. As a third option, we have even explored the possibility of my re-acquiring Harbor City. Our interests obviously diverge if those discussions proceed, The only way I can now see this resolving without us assuming an adversarial position would be for Carnegie to decide to honor the buy-back as originally agreed upon by you and Lowell Farkas two and a half years ago, as well as several verbal reaffirmations from you promising to honor the buy back in our conversations and meetings since that time. Also, again, you recognized the buy back when you suggested and pushed for the Extension. Lowell Farkas has implied that he is not intending to honor yours and his agreement with me/

         Because of the time factor involved (which would hold up any potential cash flow into Carnegie), the financial expenses for you, as well as the additional negative publicity for you and Carnegie which the lawsuit would create, it would be a most wise decision for you to now honor your and Lowell Farkas's word and follow the intent of the buy back - that is to immediately proceed with the stock exchange as outlined and called for in the agreement.

Although Carnegie has certainly been aware of my situation and to date I have not been placed into a compromising position, I am eager to avoid even the appearance of any conflict. As a result, given where our relationship seems to be heading, I think it is prudent at this vase to resign from the Board.

Should you have any questions, please do not hesitate to call.

         Sincerely,



         /S/
         Barry Hunt